EXHIBIT 99.5


                                    April 11, 2001

Mr. James "Doug" Butcher
Chief Executive Officer
Entertainment Technologies and Programs, Inc.
16055 Space Center Boulevard, Suite 230
Houston, Texas 77062

         Re:      Representation of ETP, Inc. in dispute with Bell Atlantic

Dear Doug:

         This letter sets forth the terms and conditions for my firm to undertake the representation of ETP, Inc. in the above-referenced matter. If the terms are acceptable, please execute and return a copy of this letter to me.

         1. Scope of Representation:
            -----------------------

         We agree to represent ETP, Inc. ("Client") in its dispute with Bell Atlantic. We are not your general counsel and our scope of representation is limited to the matter described herein. Client understands that litigation is not an exact science. The outcome of litigation is not capable of exact prediction. We do not predict or guarantee any particular outcome.

         2.  Compensation:
             ------------

         Clients have agreed to compensate us on the following terms.

         We will send invoices to you monthly for our fees and expenses. The invoices are due upon presentation. All amounts invoiced, unpaid thirty days after the invoice date, shall bear interest at the rate of 10% per annum, compounded annually. We reserve the right to postpone or defer providing additional services or to discontinue our representation if billed amounts are not paid when due. Our fees will be billed based upon an hourly rate of $155.00 per hour for services rendered by Kirk Evans and $225 per hour for Mark Harwell.

         Expenses for which we will seek reimbursement include such items as photocopying, messenger and delivery service, computerized  research,  travel  (including  mileage,  parking,  airfare, lodging, meals, and ground transportation), long-distance telephone, and court costs and filing fees. Unless special arrangements are made at the outset, fees and expenses of other professionals retained in connection with any matter, such as expert witness fees, will not be paid by us and will be the responsibility of, and billed directly to, Client. Such professionals will not be retained without Client's knowledge and consent.

         You are required to pay us a $10,000 retainer. We have agreed that this retainer can be paid in common stock of ETP, Inc.
In the event that we are unable to sell these securities within 45 days of their transfer to us or a resolution authorizing their issuance (which ever comes sooner) and realize at least $10,000 after costs and commissions, ETP, Inc. agrees to make-up the shortfall within 7 days, either through the transfer of additional freely tradable securities or in cash. Our acceptance of stock as the initial retainer in no way excuses Client from the prompt payment of all fees and expenses as provided above. Nor do we agree to the extension of predetermined amount of credit on Client's behalf for legal fees or expenses by our acceptance of the retainer.

         We reserve the right to request an additional retainer at any time should we determine in our sole discretion that the scope of the work involved will exceed that originally anticipated. Although we may, from time to time for your convenience, furnish estimates of fees or costs that we anticipate will be incurred, these estimates are subject to unforeseen circumstances and are by their nature inexact.

         3.  Termination of Representation:
             -----------------------------

         Client has the right to terminate our services and representation upon notice to the firm. Such termination shall not, however,  relieve Client of the obligation to pay for all services  rendered and costs or expenses paid or incurred on behalf of Client prior to the date of such termination. Client shall be solely responsible for obtaining substitute counsel to continue the representation of Client after termination. Attorneys shall, upon written request and payment in full of all invoices due, turnover to substitute counsel, if any, all pleading files and materials obtained or created in the representation of Client.

         We reserve the right to withdraw from our representation of Client if, among other things: (1) Client fails to honor the terms of this engagement letter, (2) Client fails to cooperate or follow our advice on a material matter, (3) any fact or circumstance develops that would, in our view, render our continuing representation unlawful or unethical, or (4) any adverse development or ruling, in our sole discretion, renders the continued prosecution of Client's claims uneconomic or unfeasible. If we elect to withdraw, you will take all steps necessary to free us of any obligation to perform further services, including the execution of any documents necessary to complete our withdrawal.

         4.  Other terms:
             -----------

         We are authorized: (1) to receive any settlement or proceeds from the Client's claims; (2) to retain any outstanding fees and expenses owing; and (3) to pay over the remainder to Client after deducting any unpaid costs and expenses to which we or others are entitled, pursuant to the terms of this agreement.

         Client gives us an irrevocable power of attorney to execute, with Client's consent, all documents connected with Client's claims, including pleadings, contracts, settlement agreements, compromises and releases, dismissals, orders, and all other documents or instruments that Client's could properly execute.

         5.       Commencement of Representation:
                  ------------------------------

         If the foregoing correctly reflects your understanding of the terms and conditions of our representation, please indicate your acceptance by executing a copy of this letter in the space provided below and returning it to our office. Our representation will not commence until the retainer described above has been paid and an executed copy of this letter has been returned to our offices.

         We appreciate the confidence you have shown in our firm and we are pleased to be able to assist you.

                                                     Very truly yours,

                                                   /s/Kirk W. Evans
                                                             Kirk W. Evans


AGREED and ACCEPTED this
20th  day of October, 2000.

Entertainment Technologies and Programs, Inc.

/s/James "Doug" Butcher
----------------------------
Mr. James "Doug" Butcher
Chief Executive Officer

Notice to Clients: The State Bar of Texas investigates and prosecutes professional misconduct committed by Texas attorneys. Although
-----------------
not every complaint against or a dispute with a lawyer involves professional misconduct, the State Bar Office of General Counsel will provide you with information about how to file a complaint. For more information, you may call 1-800-932-1900. This is a toll-free phone call.